

Mail Stop 3561

March 31, 2016

<u>Via E-mail</u>
Eric Blum
Chief Executive Officer
Golden Global Corp.
22106 Montebello Drive
Boca Raton, FL 33433

> **Re: Golden Global Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 18, 2016**
> **File No. 000-54528**

Dear Mr. Blum:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   We note that on October 30, 2015 you entered into an acquisition agreement to acquire Corpaycar, LLC and that Corpaycar is now your wholly-owned subsidiary. Please advise us as to when you intend to file the Item 2.01 Form 8-K that was required when you completed the acquisition. Also advise us when you intend to file the financial statements for the Corpaycar acquisition. See Item 9.01(a)(4) of Form 8-K.

2.   Please advise us as to when you intend to become current with your Securities Exchange Act of 1934 filing obligations. We note, for example, that you have not filed your annual report on Form 10-K for the year ended June 30, 2015 and have not filed quarterly reports on Form 10-Q for the two quarterly periods ended September 30, 2015 and December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Dale S. Bergman
        Gutiérrez Bergman Boulris, PLLC